Exhibit 99.1

UP Fintech Holding Limited Announces Launch of ADS Repurchase Program

BEIJING, China, March 25, 2020 — UP Fintech Holding Limited (NASDAQ: TIGR) (“UP Fintech” or the “Company”), a leading online brokerage firm focusing on global Chinese investors, today announced that its Board of Directors has approved a share repurchase program pursuant to which the Company may purchase its outstanding American Depositary Shares (“ADSs”) with an aggregate market value of up to US$20 million over the next 12-month period. The Company’s repurchases may be made from time to time on the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions, the trading price of the Company’s ADSs and other factors, and in accordance with applicable rules and regulations. The Company’s board of directors will review the share repurchase program periodically, and may authorize adjustments of its terms and size accordingly. The Company plans to use its available cash balance to fund repurchases made under this program.

About UP Fintech Holding Limited

UP Fintech Holding Limited is a leading online brokerage firm focusing on global Chinese investors. The Company’s proprietary mobile and online trading platform enables investors to trade in equities and other financial instruments on multiple exchanges around the world. The Company offers innovative products and services as well as a superior user experience to customers through its “mobile first” strategy, which enables it to better serve and retain current customers as well as attract new ones. The Company offers customers comprehensive brokerage and value-added services, including trade order placement and execution, margin financing, IPO subscription, ESOP management, investor education, community discussion and customer support. The Company’s proprietary infrastructure and advanced technology are able to support trades across multiple currencies, multiple markets, multiple products, multiple execution venues and multiple clearinghouses.

For more information on the Company, please visit: https://ir.itiger.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other statements, the business outlook and quotations from management in this announcement, as well as the Company’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s growth strategies; trends and competition in global financial markets; the effects of the global COVID-19 pandemic; and governmental policies relating to the Company’s industry and general economic conditions in China and other countries. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries please contact:

Investor Relations Contact

UP Fintech Holding Limited

Email: ir@itiger.com
Tel: +1 (646) 308-1535